December 20, 2006

Mr. Mark Kronforst
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Artificial Life, Inc. Form 10-KSB for the year ended December 31, 2004 File No. 0-25075

Dear Mr. Kronforst:

This letter provides our responses to the comments contained in your letter of September 18, 2006 based on our telephone conversation with you on November 2, 2006 with respect to the above-referenced Annual Report on Form 10-KSB of Artificial Life, Inc. (the “Company”).

As we discussed in our telephone conversation, we believe that the comments in the staff’s September 18, 2006 letter relate principally to the timing of the Company’s revenue recognition with respect to a single customer contract (the Taiwan Mobile contract) which was structured differently than the Company’s normal contracts. As we discussed, the issues identified by the staff with respect to the Taiwan Mobile contract are not germane to the Company’s future financial reports and, for the reasons explained in our August 8, 2006 letter, we believe that the revenue recognition for the Taiwan Mobile contract was not material in any event.

As a result of our discussion, you requested that we address the following matters in our response letter:

1.	Explain the Company’s normal contracts;

2.	Describe the Taiwan Mobile contract and provide an update as to its continuing accounting implications; and

3.	Provide a technical accounting explanation of the Company’s policies with respect to the “hosting” and updating aspects.

Our responses to the forgoing items are set forth below:

1.	Normal Contracts.

Artificial Life is a provider of software and games for use in mobile phones and devices. We normally contract with telecommunications (telecom) operators/carriers, which are our customers. End-users download our games to their mobile telephones or other hand-held devices via their telecom carrier. Revenues earned from mobile products sold to end users via telecom operators/carriers are recognized in accordance with our revenue sharing arrangements with our customers. Our normal telecom customer contracts consist only of revenue sharing arrangements whereby the telecom carrier and Artificial Life share revenues per end-user download. We recognize these revenues net in accordance with EITF 99-19. Recognition is net as (1) the Company is not the primary obligor in the arrangements (2) the amount the Company earns is fixed (the download rate), and (3) the telecommunications carrier and the Company both have credit risk. Revenues are recognized in accordance with SAB 104 as follows:

1.	Persuasive evidence of an arrangement exists: As outlined above, we enter into revenue sharing arrangements with our customers and these arrangements generally outline which games will be made available and how end-user fees are to be “split” between Artificial Life and its customers.

2.	Delivery has occurred and services have been rendered: Delivery occurs upon each end-user download of our applications.

3.	The seller’s price to the buyer is fixed or determinable: Prices are fixed pursuant to our revenue sharing arrangements.

4.	Collectibility is reasonably assured: We recognize revenues only after the applications have been downloaded by mobile users from the carriers and such downloads have been charged by the carriers to end users and these charges are supported by statements of charges billed to end users which we receive from the carriers.

2.	Taiwan Mobile Contract.

The arrangement with Taiwan Mobile was unique in that it included an exclusivity fee (considered to be analogous to a licensing fee), a minimum guarantee fee, a marketing commitment, an advertising revenue-sharing arrangement and ultimately provided that Artificial Life would receive 80% of revenues generated from each end-user down-load. The exclusivity fee gave Taiwan Mobile the exclusive right to be the only carrier in Taiwan to have the ability to interface with our servers and our games for 6 months. The minimum guarantee fee was intended to assure that Artificial Life would earn minimum end-user download fees during the exclusivity period.

The exclusivity period with Taiwan Mobile expired in June 2006, and as of today, all amounts due under the contract have been collected. Continuing revenues will be earned based on the revenue sharing arrangement and will be recorded as revenues when collected from end-users as outlined above.

3.	Accounting for “Hosting” and Updating Elements.

We do not provide software “hosting” services in the normal commercial sense. Rather, “hosting” in our context refers only to a distributed architecture where only part of the product resides on our servers. Our platform allows our customers’ systems to interface with ours. Accordingly, end-user access to our games is generally through both the telecom carriers’ servers, to enable the end user to down-load the game to their handset, and Artificial Life’s servers, to access the game and to control game play. The telecom carriers’ servers and our servers are integrated logically via virtual private networks over the internet.

We purposely retain control over access to games and game play to protect our proprietary software, to control game content and game graphics and to enable continuous modification of game content and graphics to our specifications and not the specifications of telecom carriers. This platform is important to us because it allows us, with minimal cost and without significant effort on our part, to maintain or improve our competitive or brand image in a rapidly evolving marketplace. Our platform allows us to update our games to our specifications. Updates are part of the game content and graphics elements retained by us. These upgrades are accessed by end-users through the telecom carriers’ ability to interface with our servers. These are not upgrades to the interface capability provided to our customers.

We believe that retaining a part of the product on our servers has greater benefits for us than for our customers, although there may be some residual benefit to our customers in the form of reduced administrative effort with respect to those files. To the extent such benefits may exist, however, we do not consider Artificial Life to be providing a hosting service for which we can charge a fee and derive revenue, nor do we believe that our customers would consider it a service for which they would be willing to pay a fee. The location of game files, whether on customer or Artificial Life servers, does not impact end user-download charges or revenue share.

As discussed above, retaining control over access to our software does not equate to providing hosting services in the normal commercial sense, e.g. a service for which we can charge our customers. Thus, we do not believe that SOP 97-2 would require allocation of a portion of the license fee to a service element. As a consequence, we do not believe that EITF 00-3 “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware,” is applicable in the context of our business model.

We acknowledge that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding the above response may be directed to the undersigned at this telephone number (852) 3102 2800.

Very truly yours,

Eberhard Schoeneburg
CEO Artificial Life, Inc.